Prospectus Supplement (To Prospectus dated January 31, 2000)

$150,000,000

                                    [LOGO]

                          ROLLINS TRUCK LEASING CORP.

            8.250% Collateral Trust Debentures, Series X, Due 2002

Maturity                           Redemption

o The Series X Debentures will     o  We may not redeem the Series X Debentures
  mature on May 1, 2002.              before maturity.

                                   o  The Series X Debentures do not have the
                                      benefit of any sinking fund.

Interest

o The Series X Debentures bear
  interest at the rate of 8.250%
  per year.

                                   Listing

o We will pay interest on the      o We do not intend to list the Series X
  Series X Debentures on May 1       Debentures on any securities exchange.
  and November 1 of each year,
  beginning November 1, 2000.

                          --------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the attached prospectus is accurate and complete. Any representation to the contrary is a criminal offense.

                          --------------------------


                                                                             Per Debenture              Total
Public Offering Price (1)...............................................     100.000%                   $ 150,000,000
Underwriting Discount...................................................        .350%                   $     525,000
Proceeds, before expenses, to Rollins Truck Leasing Corp................      99.650%                   $ 149,475,000
------------------------------------------------------------------------ ---------------------  ---------------------


(1) Plus accrued interest from May 3, 2000 if settlement occurs after that date.

                     ------------------------------------


The Underwriter listed below will purchase the Series X Debentures from us on a firm commitment basis and offer them to you, subject to certain conditions.

The Series X Debentures will be ready for delivery in book-entry form only through The Depository Trust Company, on or about May 3, 2000.

                             Chase Securities Inc.

                     ------------------------------------

            The date of this prospectus supplement is April 26, 2000.


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



                               TABLE OF CONTENTS

                                                                          Page

Prospectus Supplement:

Summary Financial Data .............................................        S-3

Use of Proceeds ....................................................        S-4

Description of the Series X Debentures .............................        S-4

Underwriting .......................................................        S-7

Experts ............................................................        S-7

Legal Matters ......................................................        S-7


Prospectus:

About This Prospectus ..............................................          3

Where You Can Find More Information ................................          3

Rollins Truck Leasing Corp. ........................................          4

Summary Financial Data .............................................          5

Use of Proceeds ....................................................          6

Description of Debentures ..........................................          6

     General .......................................................          6

     Terms of a Particular Series ..................................          7

     Our Covenants .................................................          7

     Security Provisions ...........................................          8

     Modification of Indenture and Waiver of Certain Covenants .....          8

     Defaults and Certain Rights on Default ........................          9

Plan of Distribution ...............................................         10

Legal Matters ......................................................         10

Experts ............................................................         10

                     ------------------------------------

          You should read this prospectus supplement along with the prospectus that follows. Both documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                            SUMMARY FINANCIAL DATA

                               ($ In Thousands)

          The following summary is qualified in its entirety by the detailed information and financial statements available as described under "Where You Can Find More Information" in the accompanying prospectus.

                                   Six Months Ended
                                        March 31,                        Fiscal Year Ended September 30,
                                     ----------------        -------------------------------------------------------
                                     2000        1999         1999        1998         1997        1996         1995
                                    ------      ------       ------      ------       ------      ------       -----
Revenues......................   $  345,480  $  306,274  $   627,397 $   610,157  $   556,704 $   513,779  $   482,612

Expenses:
   Operating..................      134,657     120,921      239,162     244,260      228,957     211,919      194,073
   Depreciation...............      113,882      98,040      199,342     183,465      170,039     158,407      146,777
   Gain on sale of property and                  (8,648)                  (9,787)                  (7,950)
     equipment................      (18,444)                 (17,007)                 (12,230)                 (12,657)
   Selling and administrative.       32,237      27,654       57,805      55,530       50,457      47,995       43,146
                                ----------- -----------  ----------- -----------  ----------- -----------  -----------

                                    262,332     237,967      479,302     473,468      437,223     410,371      371,339
                                ----------- -----------  ----------- -----------  ----------- -----------  -----------
Operating earnings............       83,148      68,307      148,095     136,689      119,481     103,408      111,273
Interest expense, net.........      (35,221)    (27,025)     (55,364)    (51,586)     (49,270)    (47,481)     (44,181)
Gain on sale of business......       56,213           -            -           -            -           -            -
                                ----------- -----------  ----------- -----------  ----------- -----------  -----------
Earnings before income
   taxes......................      104,140      41,282       92,731      85,103       70,211      55,927       67,092
Income taxes..................       40,719      16,059       36,258      33,080       27,417      21,811       25,756
                                ----------- -----------  ----------- -----------  ----------- -----------  -----------
Net earnings..................  $    63,421 $    25,223  $    56,473 $    52,023  $    42,794 $    34,116  $    41,336
                                =========== ===========  =========== ===========  =========== ===========  ===========

Earnings per share (1)

   Basic...................... $       1.10 $       .43  $       .98 $       .86  $       .68 $       .52  $       .61
                                =========== ===========  =========== ===========  =========== ===========  ===========
   Diluted.................... $       1.09 $       .43  $       .97 $       .85  $       .68 $       .52  $       .61
                                =========== ===========  =========== ===========  =========== ===========  ===========

Average common shares and
   equivalents outstanding
   (000's) (1)

   Basic......................       57,702      58,296       57,833      60,340       62,681      65,076       67,432
                                =========== ===========  =========== ===========  =========== ===========  ===========
   Diluted....................       58,060      58,876       58,369      61,130       63,362      65,595       68,048
                                =========== ===========  =========== ===========  =========== ===========  ===========

Total assets (2)..............   $1,904,203  $1,308,957   $1,412,887  $1,297,474   $1,193,935  $1,126,981   $1,030,223
Equipment financing
   obligations................   $1,164,169 $   758,264  $   802,458 $   749,876  $   671,822 $   641,362  $   574,186
Shareholders' equity (2)......  $   388,605 $   298,367  $   320,386 $   292,985  $   289,982 $   285,127  $   277,501
Ratio of earnings to fixed             3.71        2.41         2.55        2.55         2.34        2.10         2.41
   charges (3)................



(1) Information for the fiscal years ended September 30, 1997 and prior have been adjusted for the three-for-two common stock split distributed on March 16, 1998.

(2) Information for the fiscal years ended September 30, 1998 and prior have been reclassified to reflect the effects of adopting the provisions of SFAS No. 130, "Reporting Comprehensive Income," during 1999.

(3) For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest, the portion of rental expenses identified as interest and amortization of debt expense. Earnings are computed by adding the amount of such fixed charges to earnings before income taxes.

                                USE OF PROCEEDS

          We will advance the net proceeds from the offering of the Series X Debentures to our subsidiary Rollins Leasing Corp. together with other funds of ours for a total of $150,000,000 in exchange for a $150,000,000 note of Rollins Leasing Corp. Rollins Leasing Corp. will use $50,000,000 of the proceeds to repay its note in that amount to us, and we will use the note repayment to repay our 10.35% Series I Collateral Trust Debentures in that amount that mature on May 15, 2000. Rollins Leasing Corp. will use the balance of these funds to purchase transportation equipment and repay existing revolving credit facility indebtedness incurred to acquire transportation equipment. At March 31, 2000, the indebtedness under our revolving credit facility was $108,000,000 and carried an interest rate of 6.08%. The facility is renewable annually.

                    DESCRIPTION OF THE SERIES X DEBENTURES

          The following description of the particular terms of the Series X Debentures offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debentures set forth in the accompanying prospectus under the caption "Description of Debentures".

General

          The Series X Debentures will mature on May 1, 2002 and will be limited to $150,000,00 aggregate principal amount.

          Interest at the annual rate set forth on the cover page of this Prospectus Supplement will accrue from May 3, 2000 and is payable semiannually on May 1 and November 1 of each year, commencing November 1, 2000, to the persons in whose names the Series X Debentures are registered on the Debenture registry books on the preceding April 15 and October 15, respectively.

          We will issue the Series X Debentures only in registered form in denominations of $1,000 and integral multiples thereof.

Redemption

          The Series X Debentures may not be redeemed prior to maturity and will not have the benefit of any sinking fund.

Security

          At the time of the issuance of the Series X Debentures, the Trustee will receive a pledge of a $150,000,000 unsecured promissory note of our subsidiary, Rollins Leasing Corp. After the issuance of the Series X Debentures, and repayment of the Series I Debentures, there will be $1,050,000,000 principal amount of Debentures outstanding. All of our Debentures will be secured by pledges of an aggregate of $1,050,000,000 principal amount of unsecured promissory notes of Rollins Leasing Corp. Under certain circumstances set forth under "Description of Debentures--Security Provisions" in the accompanying Prospectus, the promissory notes may be required to be secured by Rollins Leasing Corp. by liens on their vehicles and vehicles leases.

Concerning the Trustee

          The Series X Debentures will be issued under a Collateral Trust Indenture dated as of March 21, 1983, as supplemented and amended by a Third Supplemental Indenture thereto dated as of February 20, 1986, an Eighth Supplemental Indenture dated as of May 15, 1990, a Seventeenth Supplemental Indenture dated as of March 10, 1997, and as supplemented by the Twenty-third Supplemental Indenture dated as of May 3, 2000 between us and First Union National Bank, as Trustee. In the event that notes issued to the Trustee by Participating Subsidiaries (as defined in the Eighth Supplemental Indenture) become secured under the circumstances set forth under "Description of Debentures--Security Provisions" in the accompanying Prospectus, First Union will act as security trustee for the security interest of the Trustee, as holder of the Participating Subsidiary notes, and the security interest of such other creditors of the Participating Subsidiaries as may be entitled to share therein.

Book-Entry, Delivery and Form

          The Depository Trust Company, or DTC, New York, NY, will act as securities depository for the Series X Debentures. The Series X Debentures will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered global Debenture certificate will be issued for the Series X Debentures in the aggregate principal amount of $150,000,000, and will be deposited with, or on behalf of, DTC.

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities and Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and together with Direct Participants, "Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

          Purchases of Series X Debentures under the DTC system must be made by or through Direct Participants, which will receive a credit for the Series X Debentures on DTC's records. The ownership interest of each actual purchaser of the Series X Debentures ("Beneficial Owner") is in turn to be recorded on the Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Series X Debentures are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Series X Debentures, except in the event that use of the book-entry system for the Series X Debentures is discontinued.

          To facilitate subsequent transfers, all Series X Debentures deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Series X Debentures with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series X Debentures; DTC's records reflect only the identity of the Direct Participants to whose accounts such Series X Debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Neither DTC nor Cede & Co. will consent or vote with respect to the Series X Debentures. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy would assign Cede & Co's consent or voting rights to those Direct Participants to whose accounts the Series X Debentures are credited on the record date (identified in a listing attached to the Omnibus Proxy).

          Principal and interest payments on the Series X Debentures will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, us or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of us or the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Participants.

          DTC may discontinue providing its services as securities depository with respect to the Series X Debentures at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, definitive certificates are required to be printed and delivered.

          We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, definitive certificates will be printed and delivered.

          The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for the accuracy thereof.

                                 UNDERWRITING

          Subject to the terms and conditions set forth in the Underwriting Agreement dated April 26, 2000, we have agreed to sell to Chase Securities Inc. (the "Underwriter") and the Underwriter has agreed to purchase the entire principal amount of the Series X Debentures offered hereby.

          Under the terms and conditions of the Underwriting Agreement, the Underwriter is committed to take and pay for all of the Series X Debentures, if any are taken.

          The Underwriter has advised us that it proposes initially to offer the Series X Debentures to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.250% of the principal amount of the Series X Debentures. The Underwriter may allow, and such dealers may reallow, a discount not in excess of 0.150% of the principal amount of the Series X Debentures. After the initial public offering, the public offering price, concession and discount may be changed.

          We have agreed to indemnify the Underwriter against certain liabilities including liabilities under the Securities Act of 1933.

          The Series X Debentures are a new issue of securities, and there is currently no established trading market for the Series X Debentures. In addition, we do not intend to apply for the Series X Debentures to be listed on any securities exchange or to arrange for the Series X Debentures to be quoted on any quotation system. Accordingly, there can be no assurance that a liquid trading market will develop for the Series X Debentures, that you will be able to sell your Series X Debentures at a particular time or that the prices that you receive when you sell will be favorable.

          In connection with the offering of the Series X Debentures, the Underwriter may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriter. Stabilizing transactions involve bids to purchase the Series X Debentures in the open market for the purpose of pegging, fixing or maintaining the price of those Debentures. Syndicate covering transactions involve purchases of the Series X Debentures in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the Series X Debentures to be higher than it would otherwise be in the absence of those transactions. If the Underwriter engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

          The Underwriter and its affiliates engage in various general financing and banking transactions with us and our affiliates.

                                    EXPERTS

          The financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended September 30, 1999 have been so incorporated in reliance on the report of KPMG LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

          Certain legal matters relating to the Series X Debentures will be passed upon for us by J. Carlisle Peet, III, Esq., Assistant General Counsel and Assistant Secretary of the Company, and for the Underwriter by Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019. Mr. Peet owns beneficially 37,973 shares of our Common Stock.


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